

Rony H. · 2nd

doodeo **DOODEO**

Founder at DOODEO (Looking for strategic and growth advisors in the entertainment tech industry)

Newark, Delaware · 500+ connections · **Contact info**

Experience



Founder
DOODEO
Nov 2017 – Present · 2 yrs 11 mos

The Linkedin for entertainers.

Skills & Endorsements

Social Entrepreneurship · 3

 Endorsed by **3 of Rony's colleagues at DOODEO**

CEOs · 2

 Endorsed by **2 of Rony's colleagues at DOODEO**

Start-ups · 1

Geraldo P. Junior has given an endorsement for this skill







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Recommendations

Received (3) Given (3)

Samah Muhammad Khalid
Social Media and Communications Manager at DOODEO
February 29, 2020, Samah reported directly to Rony

It has been a wond
developing and pro
a great leader as he
explore their streng
them to overcome a

Sofia Santos
Degree in Visual Arts and Tecnology
February 25, 2020, Sofia reported directly to Rony

It was a real pleasu
to help whenever n
only the work but a
leader, always maki
the right direction.

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